ADVANCED TECHNOLOGY ACQUISITION CORP.
14 A Achimeir Street
Ramat Gan 52587
Israel

June 14, 2007

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	Advanced Technology Acquisition Corp. - Registration Statement on Form S-1, File No. 333-137863

Dear Mr. Reynolds:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Advanced Technology Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:00pm Eastern Standard Time on June 18, 2007, or as soon thereafter as practicable.

The Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement and the Company acknowledges that the declaration of effectiveness by the Commission or the staff, acting pursuant to delegated authority, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

The Company further acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert the declaration of effectiveness by the Commission or the staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

ADVANCED TECHNOLOGY ACQUISITION CORP.

By: /s/ Ido Bahbut
Name:  Ido Bahbut
Title:    Chief Financial Officer, Secretary
 & Treasurer

cc:    Duc Dang, Esq. (SEC)